Exhibit 99.9

Tussentijdse Verklaring BAAN Company N.V. (in liquidatie)

Report of the Management Board, Statement of Responsibilities

The members of the Management Board state that:

1. There have not been any trading activities in BAAN Company N.V. since February 28th, 2010

2. Except as disclosed in the interim accounts there has not been any change in litigation against BAAN Company since February 28th, 2010 and therefore no change in accruals or provisions

Barneveld, November 8th, 2010

Management Board of the Liquidator

(Invensys Administratie B.V.)

/s/ J.A.Groeneveld
J.A.Groeneveld